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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-3526

A.    Full title of the plan and the address of the plan,
        if different from that of the issuer named below:

Mirant Services
Employee Savings Plan

c/o Mirant Services
1155 Perimeter Center W
Atlanta, Georgia 30338

B.    Name of issuer of the securities held pursuant to the
        plan and the address of its principal executive office:

Mirant Corporation
1155 Perimeter Center W
Atlanta, Georgia 30338

MIRANT SERVICES

EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

        Statements of Net Assets Available for Benefits—December 31, 2003 and 2002

  Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

        Schedule I: Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2003

Exhibits

A
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Mirant Services
    Employee Savings Plan:

        We have audited the accompanying statements of net assets available for benefits of the Mirant Services Employee Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

        Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Atlanta, Georgia
May 7, 2004

MIRANT SERVICES
EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value (notes 3 and 4)	$122,893,225	107,620,395
Cash	198,639	—
Company contributions receivable	—	1,084,215
Accrued income	—	89,257

Net assets available for benefits	$123,091,864	108,793,867

See accompanying notes to financial statements.

MIRANT SERVICES
EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 4)	$10,917,996	(31,262,102)
Dividends and interest	3,122,721	3,209,210

Total investment gain (loss)	14,040,717	(28,052,892)

Contributions:
Participants	9,813,576	12,224,745
Company	7,795,137	10,634,296

Total contributions	17,608,713	22,859,041

Transfer from affiliated plan (note 7)	174,693	342,343

Total additions (reductions)	31,824,123	(4,851,508)

Deductions:
Benefits paid to participants or beneficiaries	16,956,711	15,871,079
Administrative expenses	6,775	6,150
Transfers to other plans (note 8)	562,640	149,187

Total deductions	17,526,126	16,026,416

Net increase (decrease) in net assets available for benefits	14,297,997	(20,877,924)
Net assets available for benefits:
Beginning of year	108,793,867	129,671,791

End of year	$123,091,864	108,793,867

See accompanying notes to financial statements.

MIRANT SERVICES
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1)   Summary of Significant Accounting Policies

        The following is a summary of significant accounting policies followed by the Mirant Services Employee Savings Plan (the Plan) in preparing its financial statements.

  (a)    Basis of Presentation

        The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  (b)    Investments

        Investments are stated at fair value based on quoted market prices or as determined by T. Rowe Price (the Trustee). Investments in money market funds and loans to participants are stated at cost which approximates fair value. Securities transactions are accounted for on a trade date basis.

        Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.

        The Plan's investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

  (c)    Fair Value of Financial Instruments

        Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of contribution receivable and accrued income is a reasonable approximation of the fair value due to the short-term nature of these instruments.

  (d)    Reclassifications

        Certain balances in the prior year have been reclassified to conform with the current year presentation.

(2)   Plan Description

        The following description of the Plan provides only general information. Participants should refer to the summary plan description or the plan document for a more complete description of the Plan's provisions.

  (a)    General

        The Plan is a defined contribution plan sponsored by Mirant Services, LLC (the Company), a wholly owned subsidiary of Mirant Corporation, covering all regular full-time and part-time employees of the Company, excluding persons who are members of a collective bargaining unit, a cooperative education employee, or a leased or temporary employee, as defined. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by a benefits committee appointed by the Company. The benefits committee is responsible for the control, management, and administration of the Plan and the assets held in trust at the Trustee.

        On January 19, 2001, Southern Energy, Inc. announced, as part of its separation from Southern Company, that it was changing its name to Mirant Corporation. It began doing business as Mirant Corporation on January 22, 2001 and legally changed the name on February 26, 2001. The Company, noted above, is the employing company and plan sponsor.

  (b)    Contributions

        Participants may elect to contribute on a pretax and/or after-tax basis up to 30% of their base compensation, subject to certain limitations defined by the Plan. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan and may change their contribution percentages at any time. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides a matching contribution equal to 75% of the participant's contribution up to a maximum of 6% of the participant's base compensation.

        For all nonunion full-time and part-time employees who do not accrue a benefit in a defined benefit plan, the Company makes a quarterly fixed profit-sharing contribution equal to 3% of each eligible participant's compensation. In addition, the Company may elect to make a discretionary annual profit-sharing contribution to the Plan, based on the participant's eligible compensation to be allocated pro rata. Eligible compensation is the participant's actual base salary pay plus short-term incentive pay received during the period. The Company made discretionary contributions of $-0- and $1,068,459 for the years ended December 31, 2003 and 2002, respectively.

  (c)    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's matching contributions, and an allocation of any profit-sharing contributions (if applicable). Investment income (loss), realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts daily based on the proportion of each participant's account balance to the total account balance within each investment fund.

        A participant may direct their own and Company contributions into any of the investment fund options offered by the Plan and may change their election options at any time. Prior to April 1, 2003, all Company contributions were initially invested in the Company common stock until the participant elected to redirect the contributions to another investment fund.

        Participants with investments held in Southern Company common stock, Pepco common stock, and BP Amoco common stock have until March 31, 2006 to liquidate their investment position in the stock and transfer the proceeds into other investment options within the Plan. These Plan investment options are considered frozen; therefore, no new contributions may be made into these options. There are no other restrictions on transferring in or out of any other investment options within the Plan.

        On July 16, 2003, the Company common stock was terminated as an investment option in the Plan. Proceeds from the sale of the Company common stock were invested according to the participant's investment direction on file at the time.

  (d)    Benefits

        Upon termination of service, death, or disability, a participant or his beneficiary may elect to receive an amount equal to the value of his account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. Also, effective September 1, 2003, if a participant retires and wishes to take a distribution, he will receive a lump-sum distribution. Prior to September 1, 2003, retired participants had the option of receiving either a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy. Distributions upon termination of service, retirement, disability, or death are normally made in cash unless shares of common stock are requested.

        Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement.

        A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the current prime rate at the time of the loan and is fixed over the life of the note. A participant may have up to two general-purpose loans and one loan for a residence outstanding at any given time.

  (e)    Vesting

        Participants are immediately vested in their before-tax and after-tax contributions, and roll-over contributions. Active employees as of April 2, 2001 are always 100% vested in the Company matching contributions. The vested percentage of the participant's fixed profit-sharing and discretionary profit-sharing contributions is based on the participant's years of service. Company matching for new hires after April 2, 2001 also vests based on the participant's years of service. Vesting percentages are as follows:

Company matching and fixed profit-sharing contributions	Vested percent
Years of service:
Less than one	0%
One but less than two	33	1/3
Two but less than three	66	2/3
Three or more	100
Discretionary profit-sharing contributions	Vested percent
Years of service:
Less than three	0%
Three or more	100

        Participants with a Transferred Performance Sharing Plan account are 100% vested after five years of service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $350,211 and $360,497 in 2003 and 2002, respectively.

  (f)    Administrative Expenses

        Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3)   Transactions with Parties-in-Interest

        At December 31, 2003 and 2002, the Plan held investments in funds sponsored by the Trustee with current values of $81,289,488 and $61,199,530, respectively. The Plan held investments in 301,927 and 327,993 shares of Pepco common stock with current values of $5,899,656 and $6,359,791 at December 31, 2003 and 2002, respectively. The Plan held investments in 509,329 and 668,025 shares of Southern Company common stock with current values of $15,407,232 and $18,965,234 at December 31, 2003 and 2002, respectively. The Plan held —0— and 3,575,373 shares of Mirant Corporation common stock with current values of $—0— and $6,685,948 at December 31, 2003 and 2002, respectively. These transactions qualify as party-in-interest transactions.

(4)   Investments

        Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
T. Rowe Price Personal Strategy Balanced Fund	$7,829,379	6,414,889
T. Rowe Price Small Cap Stock Fund	8,552,478	6,661,550
T. Rowe Price Equity Index Trust Fund	17,025,736	12,605,642
T. Rowe Price Stable Value Fund	25,374,552	20,371,490
T. Rowe Price Blue Chip Growth Fund	15,361,604	11,012,204
Mirant Corporation common stock	—	6,685,948
Pepco common stock	5,899,656	6,359,791
Southern Company common stock	15,407,232	18,965,234

        Mirant Corporation common stock and Pepco common stock did not exceed 5% of net assets available for benefits at December 31, 2003.

        During 2003 and 2002, the Plan's investments appreciated (depreciated) as follows:

	2003	2002
Common trust funds	$3,724,295	(3,620,876)
Common stocks	(3,492,186)	(19,857,968)
Mutual funds	10,685,887	(7,783,258)

Net appreciation (depreciation) in fair value	$10,917,996	(31,262,102)

(5)   Federal Income Taxes

        The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)   Plan Termination

        While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)   Transfers from Affiliated Plan

        During 2003, due to changes in employment status, the Plan received transferred account balances of certain participants from the Mirant Services Bargaining Unit Employee Savings Plan.

(8)   Transfers to Other Plans

        Effective November 3, 2003, following the sale of Birchwood generating facility, plan assets of $562,640 attributable to Birchwood employees were transferred to the GE Asset Management Plan.

        Effective June 5, 2002, following the sale of the Stateline Power generating facility, plan assets of $149,187 attributable to Stateline employees were transferred to the Dominion Salaried Savings Plan.

(9)   Partial Plan Termination

        During 2002, Mirant adopted a plan to restructure its operations by exiting certain activities, canceling and suspending planned power plan developments, closing business development offices, and severing employees. The restructuring caused the Plan to experience a partial plan termination event, the consequences of which were that those employees who were not 100% vested in their benefits and who terminated in connection with the restructuring, became vested pursuant to the provision set forth in Section 15.2 of the Plan.

(10) Litigation

        On April 17, 2003 and June 3, 2003, purported class action lawsuits alleging violations of ERISA were filed in the United States District Court for the Northern District of Georgia (the ERISA Litigation). The ERISA Litigation names as defendants Mirant Corporation, certain of its current and former officers and directors, and Southern Company. The plaintiffs, who seek to represent a putative class of participants and beneficiaries of the Plan allege that defendants breached their duties under ERISA by, among other things: (1) concealing information from the Plans' participants and beneficiaries; (2) failing to ensure that the Plans' assets were invested prudently; (3) failing to monitor the Plans' fiduciaries; and (4) failing to engage independent fiduciaries to make judgments about the Plans' investments. The plaintiffs seek unspecified damages, injunctive relief, attorneys' fees, and costs. On September 2, 2003, the District Court issued an order consolidating the two suits. On September 23, 2003, the plaintiffs filed an amended and consolidated complaint. The amended and consolidated complaint asserted similar factual allegations as the previously filed lawsuits. The consolidated action is stayed as to Mirant by the filing of its Chapter 11 proceeding. On November 19, 2003, the Bankruptcy Court entered an order staying this action also with respect to the other defendants through at least April 2004 to avoid the suit impeding the ability of Mirant to reorganize or having a negative effect upon Mirant's assets. By agreement, however, the suit has been allowed to proceed through the filing of, and ruling by the District Court upon, motions to dismiss. On January 9, 2004, T. Rowe Price answered the amended and consolidated complaint. All other defendants filed motions on that date seeking dismissal of the plaintiffs' claims for failure to state a claim upon which relief can be granted. On February 19, 2004, the plaintiffs dismissed their claims against Southern Company without prejudice.

MIRANT SERVICES
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2003

	Identity of issuer	Description of investments		Current value
	Franklin Small Cap Growth Fund	183,337	mutual fund units	$5,540,448
	Scudder International Fund	64,544	mutual fund units	2,516,912
	American New Perspective Fund	148,193	mutual fund units	3,629,257
	PIMCO Total Return Fund	560,590	mutual fund units	6,003,922
*	T. Rowe Price Personal Strategy Income Fund	98,554	mutual fund units	1,366,956
*	T. Rowe Price Personal Strategy Balanced Fund	473,933	mutual fund units	7,829,379
*	T. Rowe Price Personal Strategy Growth Fund	278,718	mutual fund units	5,382,052
*	T. Rowe Price Small Cap Stock Fund	305,663	mutual fund units	8,552,478
*	T. Rowe Price Blue Chip Growth Fund	539,950	mutual fund units	15,361,604
*	T. Rowe Price Tradelink Investments	396,750	mutual fund units	396,731
*	T. Rowe Price Equity Index Trust Fund	551,530	common trust fund units	17,025,736
*	T. Rowe Price Stable Value Fund	25,374,552	common trust fund units	25,374,552
	BP Amoco common stock	11,632	shares of common stock	574,082
*	Pepco common stock	301,927	shares of common stock	5,899,656
*	Southern Company common stock	509,329	shares of common stock	15,407,232
	Participant loans (interest rates ranging from 4.0% to 11.0% with maturity dates through May 27, 2029)			2,032,228

				$122,893,225

*
Indicates a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Board of Directors
Mirant Corporation:

        We consent to incorporation by reference in the Registration Statement (No. 333-56574) on Form S-8 of our report dated May 7, 2004, relating to the statements of net assets available for benefits of the Mirant Services Employee Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Mirant Services Employee Savings Plan.

/s/ KPMG LLP
Atlanta, Georgia
June 25, 2004

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MIRANT SERVICES EMPLOYEE SAVINGS PLAN
By:	/s/ VANCE BOOKER Vance Booker Senior Vice President Administration

June 25, 2004

QuickLinks

MIRANT SERVICES EMPLOYEE SAVINGS PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2003 AND 2002
TABLE OF CONTENTS
Exhibits
Report of Independent Registered Public Accounting Firm
MIRANT SERVICES EMPLOYEE SAVINGS PLAN Statements of Net Assets Available for Benefits December 31, 2003 and 2002
MIRANT SERVICES EMPLOYEE SAVINGS PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2003 and 2002
MIRANT SERVICES EMPLOYEE SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002
MIRANT SERVICES EMPLOYEE SAVINGS PLAN Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2003
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
SIGNATURE